

April 4, 2013

Via E-Mail
Joseph C. Talley
Chief Financial Officer
Tandy Brands Accessories, Inc.
3631 West Davis, Suite A
Dallas, TX 75211

      Re: **Tandy Brands Accessories, Inc.**
              Form 10-K for the Fiscal Year Ended June 30, 2012
              Filed September 4, 2012
              Correspondence submitted March 28, 2013
              File No. 000-18927

Dear Mr. Talley:

We have reviewed your filing and response and have the following comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

Notes to Consolidated Financial Statements, page 26

Note 5 – Credit Facility, page 30

1. We note your response to comment 4 in the letter dated March 13, 2013 that discusses the nature and effect of the factoring arrangement. Please provide us with draft disclosure to be included in future filings that discusses the nature of the factoring agreement as you have provided in your response as well as the disclosures that are required in ASC 860-20-50-3 through 50-5, as applicable.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341or Melissa N. Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining